UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)


                           CREATIVE HOST SERVICES INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   22527P 10 2
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                                 (CUSIP Number)


                            JOHN STEWART JACKSON, IV
                            c/o Jackson Burglar Alarm
                               100 E. 20th Avenue
                           Denver, Colorado 80205-3102
                                 (303) 292-1234
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 6, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22527P 10 2


1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JOHN STEWART JACKSON, IV
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /_/

                                                                      (b) /X/
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*           PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES CITIZEN
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                                  7     SOLE VOTING POWER
                                        2,372,110
          Number of               ----------------------------------------------
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by                ----------------------------------------------
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     2,372,110
           Person                 ----------------------------------------------
            with                  10    SHARED DISPOSITlVE POWER
                                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,372,110
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Statement relates to the Common Stock, no par value (the "Common Stock"), of Creative Host Services Inc., a California corporation ("Creative). Creative's address is 6335 Ferris Square, Suites G-H, San Diego, California 92126.

Item 2. Identity and Background

(a) The name of the person filing this statement on Schedule 13D is John Stewart Jackson, IV.

(b)  The business address of John Stewart Jackson, IV is as follows:

     John Stewart Jackson, IV
     C/O Jackson Burglar Alarm
     100 East 20th Avenue
     Denver, Colorado 80205-3102

(c) John Stewart Jackson, IV is the President/CEO of Jackson Burglar Alarm located at 100 East 20th Avenue, Denver, Colorado 80205-3102. Jackson Burglar Alarm is involved with the provision of consulting and other services to the fire and burglar alarm industry.

(d)(e) During the last five years, John Stewart Jackson, IV has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John Stewart Jackson, IV is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used by Mr. Jackson in making purchases of the Common Stock beneficially owned was from personal funds. Mr. Jackson intends to hold the Common Stock solely for his own investment purposes. Further, none of the funds used for the purchases made by Mr. Jackson were borrowed.

Item 4. Purpose of Transaction

     Mr. Jackson acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities for investment purposes.

     Depending upon market conditions and other factors that he may deem material, Mr. Jackson may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise. Except as disclosed in the preceding sentence, Mr. Jackson does not currently have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) John Stewart Jackson, IV beneficially owns 2,372,110 shares of Common Stock, constituting aggregate beneficial ownership of 54.99% of the outstanding shares of Common Stock.

(b) John Stewart Jackson, IV has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him as is listed by his name above.

(c) The following transactions were effected by John Stewart Jackson, IV since his most recent filing on Schedule 13D regarding the Common Stock:


Date of          Number of         Price per     How the Transaction        Security
Transaction   Shares/Warrants    Share/Warrant       Was Effected           Acquired
-----------   ---------------    -------------       ------------           --------

12-1-99            65,800            3.828       Open market purchase     Common Stock
12-2-99            36,600            3.953       Open market purchase     Common Stock
12-3-99            20,000            3.938       Open market purchase     Common Stock
12-3-99            27,600            4.063       Open market purchase     Common Stock
12-13-99           25,000            4.50        Open market purchase     Common Stock
12-14-99           25,000            4.81        Open market purchase     Common Stock
12-14-99           24,000            4.984       Open market purchase     Common Stock
12-16-99            4,600            5.625       Open market purchase     Common Stock
12-17-99           21,400            5.39        Open market purchase     Common Stock
12-29-99            7,750            5.78        Open market purchase     Common Stock
12-31-99            9,300            6.25        Open market purchase     Common Stock
1-5-00             48,000            6.297       Open market purchase     Common Stock
1-6-00             17,000            6.531       Open market purchase     Common Stock
1-10-00            17,950            6.42        Open market purchase     Common Stock
1-14-00            30,000            6.078       Open market purchase     Common Stock
2-24-00            80,000            8.634       Open market purchase     Common Stock
2-24-00            50,000            9.556       Open market purchase     Common Stock
2-25-00            35,000           10.743       Open market purchase     Common Stock
2-28-00            25,000           10.625       Open market purchase     Common Stock
2-28-00            10,000           10.525       Open market purchase     Common Stock
3-16-00            40,000           12.45        Open market purchase     Common Stock
3-17-00            60,000           13.175       Open market purchase     Common Stock
3-24-00            57,000           13.012       Open market purchase     Common Stock
3-27-00            23,000           12.875       Open market purchase     Common Stock
3-27-00            20,000           12.825       Open market purchase     Common Stock
4-5-00             15,000           11.562       Open market purchase     Common Stock
4-5-00             10,000           11.762       Open market purchase     Common Stock
4-5-00              5,000           13.00        Open market purchase     Common Stock
4-5-00             25,000           12.75        Open market purchase     Common Stock
4-6-00             27,000           13.65        Open market purchase     Common Stock
4-6-00             18,000           12.80        Open market purchase     Common Stock
4-6-00             10,000           11.562       Open market purchase     Common Stock
4-7-00             10,000           11.562       Open market purchase     Common Stock
4-18-00            45,000           11.45        Open market purchase     Common Stock
4-19-00            25,000           13.80        Open market purchase     Common Stock
4-20-00            10,000           14.725       Open market purchase     Common Stock
4-24-00            15,000           14.787       Open market purchase     Common Stock
4-25-00             5,000           15.387       Open market purchase     Common Stock
5-15-00            35,000           21.387       Open market purchase     Common Stock
5-15-00            25,000           21.50        Open market purchase     Common Stock
5-15-00            20,000           21.387       Open market purchase     Common Stock
5-15-00            10,000           22.00        Open market purchase     Common Stock
5-15-00             2,900           22.25        Open market purchase     Common Stock
5-16-00            80,000           22.175       Open market purchase     Common Stock
5-16-00            10,000           23.00        Open market purchase     Common Stock
5-16-00             7,100           22.562       Open market purchase     Common Stock
5-16-00             6,000           24.00        Open market purchase     Common Stock
5-16-00             2,500           26.250       Open market purchase     Common Stock
5-16-00             1,500           24.875       Open market purchase     Common Stock
5-24-00            65,000           24.437       Open market purchase     Common Stock
5-25-00            45,200           25.687       Open market purchase     Common Stock
5-26-00            25,000           27.375       Open market purchase     Common Stock
5-26-00            23,200           27.375       Open market purchase     Common Stock



Date of          Number of        Price per     How the Transaction       Security
Transaction   Shares/Warrants   Share/Warrant       Was Effected          Acquired
-----------   ---------------   -------------       ------------          --------

5-26-00           10,000            27.375      Open market purchase    Common Stock
5-30-00            8,260            27.625      Open market purchase    Common Stock
5-31-00              300            27.00       Open market purchase    Common Stock
5-31-00              200            27.00       Open market purchase    Common Stock
5-31-00              500            28.00       Open market purchase    Common Stock
5-31-00           10,000            28.00       Open market purchase    Common Stock
5-31-00            9,000            28.00       Open market purchase    Common Stock
5-31-00              500            27.25       Open market purchase    Common Stock
5-31-00              500            27.937      Open market purchase    Common Stock
5-31-00            1,000            27.250      Open market purchase    Common Stock
5-31-00            2,840            27.00       Open market purchase    Common Stock


(d) No person other than the John Stewart Jackson, IV is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John Stewart Jackson, IV is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of Creative Host Services Inc. involving the transfer or voting of any of the Common stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the shares of Common Stock beneficially owned by John Stewart Jackson, IV have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment poser over such securities.

Item 7. Material to Be Filed as Exhibits

Not Applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.


Dated: June 18, 2000

                                                   Signature:


                                                   /s/ John Stewart Jackson, IV
                                                   ----------------------------
                                                   John Stewart Jackson, IV


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)